Exhibit 99.1

BioNTech Announces First Quarter 2024 Financial Results and Corporate Update
•Advancing toward goal of ten or more potentially registrational trials running by the end of 2024: first patient dosed in Phase 3 clinical trial evaluating BNT323/DB-1303 in HR+ HER2-low chemotherapy-naïve metastatic breast cancer patients, and a second Phase 3 trial with BNT323/DB-1303 in recurrent endometrial cancer planned to start soon
•Presented clinical data at the American Association for Cancer Research (“AACR”) Annual Meeting for individualized and off-the-shelf mRNA-based cancer vaccine candidates based on iNeST and FixVac platforms, including three-year follow-up data of an investigator-initiated trial in patients with resected pancreatic ductal adenocarcinoma (“PDAC”)
•Planning to share additional clinical data from multiple clinical programs at the American Society of Clinical Oncology (“ASCO”) Annual Meeting, including bispecific antibodies BNT311/GEN1046 (acasunlimab) and BNT327/PM8002 and antibody-drug conjugate (“ADC”) BNT326/YL202
•Continued development and commercial preparation for a 2024 season variant-adapted COVID-19 vaccine
•First quarter 2024 revenues of €187.6 million, net loss of €315.1 million and loss per share of €1.31 ($1.421)
•Maintained strong financial position with €16.9 billion in cash, cash equivalents and security investments

Conference call and webcast scheduled for May 6, 2024, at 8:00 a.m. EDT (2:00 p.m. CEST)

MAINZ, Germany, May 6, 2024 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today reported financial results for the three months ended March 31, 2024, and provided an update on its corporate progress.
“In the past weeks, we have reported positive preliminary data for both our individualized and off-the-shelf mRNA-based candidates which further underline the potential of our iNeST and FixVac platforms. We look forward to providing more updates this year across our oncology portfolio, including our bispecific antibody and ADC programs,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “In the remainder of the year, we plan to develop and commercialize a variant-adapted COVID-19 vaccine and accelerate our clinical development activities towards realizing the full potential of our oncology pipeline with a view to becoming a commercial company with marketed medicines for cancer and infectious diseases.”

Financial Review for the First Quarter 2024

in millions €, except per share data	First Quarter 2024	First Quarter 2023
Total Revenues	187.6	1,277.0
Net (Loss) / Profit	(315.1)	502.2
(Loss) / Diluted Earnings per Share	(1.31)	2.05
Total revenues reported were €187.6 million for the three months ended March 31, 2024, compared to €1,277.0 million for the comparative prior year period. The year-over-year change was mainly due to lower commercial revenues from the sales of BioNTech’s COVID-19 vaccine worldwide resulting from endemic-level demand for COVID-19 vaccines.
Cost of sales were €59.1 million for the three months ended March 31, 2024, compared to €96.0 million for the comparative prior year period. The change was mainly due to recognizing lower cost of sales from BioNTech’s decreased COVID-19 vaccine sales, which included the share of gross profit that BioNTech owes its collaboration partner Pfizer Inc. (“Pfizer”) and royalty expenses based on BioNTech’s sales. In addition, cost of sales was impacted by expenses arising from inventory write-offs and destruction of inventory.
Research and development (“R&D”) expenses were €507.5 million for the three months ended March 31, 2024, compared to €334.0 million for the comparative prior year period. R&D expenses were mainly influenced by progressing clinical studies for pipeline candidates. The increase was further driven by an increase in wages, benefits and social security expenses resulting from an increase in headcount.
General and administrative (“G&A”) expenses reached €117.0 million for the three months ended March 31, 2024, compared to €111.8 million for the comparative prior year period. G&A expenses were primarily driven by increased expenses for IT environment and wages, benefits, and social security expenses resulting from an increase in headcount.
Income taxes were realized with an amount of €16.7 million of tax income for the three months ended March 31, 2024, compared to €205.5 of tax expenses accrued for the comparative prior year period. The effective income tax rate for the three months ended March 31, 2024, was approximately 5.0% applicable on the negative income.
Net loss was €315.1 million for the three months ended March 31, 2024, compared to a net profit of €502.2 million for the comparative prior year period.
Cash and cash equivalents as well as security investments as of March 31, 2024, reached €16,939.3 million, comprising €8,976.6 million cash and cash equivalents and €7,962.7 million security investments, respectively.
Loss per share was €1.31 for the three months ended March 31, 2024, compared to diluted earnings per share of €2.05 for the comparative prior year period.
Shares outstanding as of March 31, 2024, were 237,725,735, excluding 10,826,465 shares held in treasury.
“We started the year making good progress across our oncology pipeline. We dosed the first patient in our second pivotal Phase 3 trial and aim to have ten or more potentially registrational trials by the end of 2024. Revenues in the first quarter reflect the seasonal demand for COVID-19 vaccines, and we expect to recognize approximately 90% of our full year revenues in the last months of 2024, mostly in Q4 of 2024. With a strong cash position of €16.9 billion, we are well positioned to invest in our innovative R&D pipeline and scale the business for commercial readiness in oncology,” said Jens Holstein, CFO of BioNTech. “We remain committed to seizing the opportunity to transform the way cancer and infectious diseases are treated, especially with our tremendous experience in using our mRNA platforms. We will focus the remainder of the year on executing and delivering on this vision with the aim to drive sustainable long-term growth and to create future value for patients, society and our shareholders.”
Outlook for the 2024 Financial Year
The Company reiterates its prior outlook for the financial year:

Total revenues for the 2024 financial year	€2.5 billion - €3.1 billion
BioNTech expects group revenues for the full 2024 financial year to be in the range of €2.5 to €3.1 billion. The range reflects certain assumptions, including, but not limited to, expectations regarding: the timing and granting of regulatory approvals and recommendations; COVID-19 vaccine uptake and price levels; inventory write-downs by BioNTech’s collaboration partner Pfizer that would negatively influence the Company’s revenues; seasonal variations in SARS-CoV-2 circulation and vaccination uptake, which are expected to lead to demand peaks in the autumn and winter compared to other seasons; and revenues from a pandemic preparedness contract with the German government as well as revenues from the BioNTech Group service businesses, namely InstaDeep Ltd., JPT Peptide Technologies GmbH, and in Idar-Oberstein at BioNTech Innovative Manufacturing Services GmbH. Generally, the Company continues to remain largely dependent on revenues generated in its collaboration partner’s territories in 2024.
Planned 2024 Financial Year Expenses and Capex2:

R&D expenses[3]	€2.4 billion - €2.6 billion
SG&A expenses[4]	€700 million - €800 million
Capital expenditures for operating activities	€400 million - €500 million
The full interim unaudited condensed consolidated financial statements can be found in BioNTech’s Report on Form 6-K for the period ended March 31, 2024, filed today with the United States Securities and Exchange Commission (“SEC”) and available at https://www.sec.gov/.
Endnotes
1    Calculated applying the average foreign exchange rate for the three months ended March 31, 2024, as published by the German Central Bank (Deutsche Bundesbank).
2    Numbers reflect current base case projections and are calculated based on constant currency rates, and exclude external risks that are not yet known and/or quantifiable, including, but not limited to, the effects of ongoing and/or future legal disputes or related activity.
3    Numbers include effects identified from additional collaborations or potential M&A transactions to the extent disclosed and are subject to update due to future developments.
4Anticipated expenses related to external legal advice in connection with certain legal litigations are not reflected in SG&A but in other operating expenses. Guidance does not include and may be impacted by potential payments resulting from the outcomes of ongoing or future contractual and legal disputes or related activity, such as judgments or settlements.

Operational Review of the First Quarter 2024, Key Post Period-End Events and 2024 Outlook

Omicron XBB.1.5-adapted Monovalent COVID-19 Vaccine (COMIRNATY®)

BioNTech and Pfizer developed, manufactured and delivered their Omicron XBB.1.5-adapted monovalent COVID-19 vaccine, which has received multiple regulatory approvals, including full approvals, authorizations for emergency or temporary use, or marketing authorizations, in more than 40 countries and regions. BioNTech is now focused on preparing for variant strain vaccine adaptation to be ready for commercial launch ahead of the upcoming 2024/2025 vaccination season, pending approvals.

COVID-19 – Influenza Combination Vaccine Program

BNT162b2 + BNT161 is an mRNA-based combination vaccine program against COVID-19 and influenza being developed in collaboration with Pfizer. Top-line data from the Phase 1/2 trial (NCT05596734) demonstrated robust immune responses to influenza A, influenza B, and SARS-CoV-2 strains and that the safety profile of the candidates was consistent with the profile of the companies’ COVID-19 vaccine. A Phase 3 clinical trial (NCT06178991) is ongoing.

Select Oncology Pipeline Highlights
ADC Programs
BNT323/DB-1303 is an ADC candidate targeting Human Epidermal Growth Factor 2 (“HER2”) that is being developed in collaboration with Duality Biologics (Suzhou) Co. Ltd. (“DualityBio”). The program has been granted Breakthrough Therapy designation by the U.S. Food and Drug Administration (“FDA”) for the treatment of advanced endometrial cancer in patients who progressed on or after treatment with immune checkpoint inhibitors.

BNT323/DB-1303 is being evaluated in a Phase 1/2 clinical trial (NCT05150691) in patients with advanced/unresectable, recurrent or metastatic HER2-expressing solid tumors. A potentially registrational cohort is enrolling HER2-expressing (IHC3+, 2+, 1+ or ISH-positive) patients with advanced/recurrent endometrial carcinoma and aims to recruit 140 patients. A confirmatory Phase 3 trial (NCT06340568) in this patient population is planned to start in 2024.

In January, the first patient was dosed in a pivotal Phase 3 trial (NCT06018337) evaluating BNT323/DB-1303 in patients with Hormone Receptor-positive (“HR+”) and HER2-low metastatic breast cancer that have progressed on hormone therapy and/or cyclin-dependent kinase 4/6 (“CDK4/6”) inhibition.

BNT325/DB-1305 is an ADC candidate targeting TROP2 that is being developed in collaboration with DualityBio. In January, BioNTech and DualityBio received Fast Track designation for BNT325/DB-1305 from the U.S. FDA for the treatment of patients with platinum-resistant ovarian epithelial, fallopian tube, or primary peritoneal cancer who have received one to three prior systemic treatment regimens. A Phase 1/2 clinical trial (NCT05438329) is ongoing.

BNT326/YL202 is an ADC candidate targeting HER3 that is being developed in collaboration with MediLink Therapeutics (Suzhou) Co., Ltd. (“MediLink”). A multicenter, open-label, first-in-human

Phase 1 clinical trial (NCT05653752) evaluating BNT326/YL202 as a later-line treatment in patients with locally advanced or metastatic epidermal growth factor receptor (“EGFR”)-mutated non-small cell lung cancer (“NSCLC”) or HR+/HER2-negative breast cancer is ongoing in the United States and China. Preliminary data from this study are expected to be presented at the 2024 ASCO Annual Meeting.

Next-Generation Immune Checkpoint Immunomodulator Programs

BNT311/GEN1046 (acasunlimab) is a potential first-in-class bispecific antibody candidate combining PD-L1 checkpoint inhibition with 4-1BB costimulatory activation that is being developed in collaboration with Genmab A/S (“Genmab”). Data from a Phase 2 trial (NCT05117242) evaluating BNT311/GEN1046 in combination with pembrolizumab in pretreated NSCLC patients are expected to be presented at the 2024 ASCO Annual Meeting.

BNT327/PM8002 is an anti-VEGF-A antibody candidate fused to a humanized anti-PD-L1 VHH being developed in collaboration with Biotheus Inc. (“Biotheus”). BNT327/PM8002 is currently being evaluated in Phase 1 and Phase 2/3 clinical trials in China to assess the efficacy and safety of the candidate as monotherapy or in combination with chemotherapy in various indications. An Investigational New Drug application has been accepted by the U.S. FDA for further studies in the United States, and global trials are planned to start this year. Monotherapy data from the Phase 1/2 trials are planned to be presented at the 2024 ASCO Annual Meeting.
Cancer Vaccine Programs

BNT116 is based on BioNTech’s FixVac platform, and is a wholly owned, systemically administered, off-the-shelf uridine mRNA-lipoplex based cancer vaccine candidate encoding six shared lung cancer associated antigens. A randomized, controlled Phase 2 clinical trial (NCT05557591) is ongoing to evaluate BNT116 in combination with cemiplimab versus cemiplimab alone as first-line treatment in patients with advanced NSCLC whose tumors express PD-L1 in ≥ 50% of tumor cells.

In April 2024, data from a Phase 1 trial cohort (NCT05142189) were presented at the AACR Annual Meeting. Patients were treated with BNT116 in combination with docetaxel after progression on a PD-1/PD-L1 inhibitor and a platinum-based chemotherapy. Preliminary data of BNT116 in combination with docetaxel show encouraging antitumor activity, consistent induction of immune responses, a manageable safety profile, and no signs of additive toxicity. Efficacy results suggest that combination therapy with BNT116 and docetaxel was active with an overall response rate (“ORR”) of 30% and a disease control rate (“DCR”) of 85%.

Autogene cevumeran (BNT122) is a uridine mRNA-lipoplex based cancer vaccine candidate for individualized neoantigen-specific immunotherapy (“iNeST”) being developed in collaboration with Genentech, Inc., a member of the Roche Group (“Genentech”). Autogene cevumeran is being evaluated in ongoing Phase 2 trials in adjuvant resected PDAC (NCT05968326), first-line melanoma (NCT03815058) and adjuvant colorectal cancer (“CRC”) (NCT04486378). Epidemiologic data including post-operative circulating tumor DNA (“ctDNA”) prevalence and prognostic value from a non-interventional, observational study (NCT04813627) in patients with resected high-risk stage II/III CRC are expected to be presented at the 2024 ASCO Annual Meeting. A Phase 2 clinical trial in an additional indication is planned.

In April 2024, long-term follow-up data from an investigator-initiated Phase 1 trial in patients with resected PDAC were presented at the AACR Annual Meeting. The data showed that the individualized mRNA cancer vaccine candidate autogene cevumeran continues to show polyspecific T cell responses up to three years after vaccination and that vaccine responses correlate with delayed tumor recurrence. The investigator-initiated, single center Phase 1 trial (NCT04161755) evaluated the safety of autogene cevumeran in sequential combination with the anti-PD-L1 immune checkpoint inhibitor atezolizumab and standard-of-care chemotherapy in 16 patients with resected PDAC. Data from the 1.5-year median follow-up were previously published in Nature (Rojas, L.A et al. 2023).

Cell Therapy Programs

BNT211 consists of two investigational medicinal products: a CAR-T cell product candidate targeting Claudin-6 (“CLDN6”)-positive solid tumors, in combination with a CAR-T cell-amplifying RNA vaccine (“CARVac”) encoding CLDN6. After determination of the recommended Phase 2 dose, BioNTech plans to initiate a pivotal trial in patients with germ cell tumors. BioNTech plans to present an analysis of real world evidence investigating overall survival and treatment patterns of patients with testicular germ cell tumors receiving palliative chemotherapy at the 2024 ASCO Annual Meeting.

Corporate Update for the First Quarter 2024 and Key Post Period-End Events
In February, BioNTech entered into a strategic collaboration with Autolus Therapeutics plc (“Autolus”) aimed at advancing both companies’ autologous CAR-T programs towards commercialization, pending regulatory authorizations. The collaboration also grants BioNTech the option to access a suite of Autolus’s target binders and cell programming technologies.

In March, BioNTech announced that Annemarie Hanekamp will be joining the Company’s Management Board as Chief Commercial Officer on July 1, 2024. Sean Marett, current Chief Business and Commercial Officer, will retire as planned from the Management Board while remaining a specialist advisor. Sean Marett’s responsibilities as Chief Business Officer are being gradually transferred to James Ryan, Ph.D., Chief Legal Officer, who will also take on the role of Chief Business Officer at the end of the transition phase. BioNTech has also appointed a General Manager for the U.S. who has commenced building out commercial operations in the country and aims to establish further expertise in the Company’s global commercial group to drive its first global product launch.
Upcoming Investor and Analyst Events
•Annual General Meeting: May 17, 2024
•Second Quarter 2024 Financial Results and Corporate Update: August 5, 2024
•Innovation Series (Digital & AI Day): October 1, 2024
•Innovation Series: November 14, 2024

Conference Call and Webcast Information
BioNTech invites investors and the general public to join a conference call and webcast with investment analysts today, May 6, 2024, at 8:00 a.m. EDT (2:00 p.m. CEST) to report its financial results and provide a corporate update for three months ended March 31, 2024.

To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a pin number will be provided.

The slide presentation and audio of the webcast will be available via this link.

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investors' section of the Company’s website at www.BioNTech.com. A replay of the webcast will be available shortly after the conclusion of the call and archived on the Company’s website for 30 days following the call.
About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor (CAR) T cells, several protein-based therapeutics, including bispecific immune checkpoint modulators, targeted cancer antibodies and antibody-drug conjugate (ADC) therapeutics, as well as small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Biotheus, DualityBio, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s acquisition of InstaDeep Ltd. and its collaboration and licensing agreements; the development, nature and feasibility of sustainable vaccine production and supply solutions; and BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

Contacts

Investor Relations
Victoria Meissner, M.D.
+1 617 528 8293
Investors@biontech.de

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Interim Consolidated Statements of Profit or Loss

	Three months ended March 31,
	2024	2023
(in millions €, except per share data)	(unaudited)	(unaudited)

Revenues	187.6	1,277.0
Cost of sales	(59.1)	(96.0)
Research and development expenses	(507.5)	(334.0)
Sales and marketing expenses	(15.6)	(12.2)
General and administrative expenses	(117.0)	(111.8)
Other operating expenses (1)	(23.9)	(125.7)
Other operating income (1)	28.3	57.1
Operating income / (loss)	(507.2)	654.4

Finance income	180.1	82.3
Finance expenses	(4.7)	(29.0)
Profit / (Loss) before tax	(331.8)	707.7

Income taxes	16.7	(205.5)
Profit / (Loss) for the period	(315.1)	502.2

Earnings / (Loss) per share
Basic earnings / (loss) for the period per share	(1.31)	2.07
Diluted earnings / (loss) for the period per share	(1.31)	2.05
(1)    Adjustments to prior-year figures due to change in functional allocation of general and administrative expenses and other operating expenses.

Interim Consolidated Statements of Financial Position

	March 31,	December 31,
(in millions €)	2024	2023
Assets	(unaudited)
Non-current assets
Goodwill	368.7	362.5
Other intangible assets	821.7	804.1
Property, plant and equipment	802.6	757.2
Right-of-use assets	228.3	214.4
Other financial assets	1,587.2	1,176.1
Other non-financial assets	83.2	83.4
Deferred tax assets	91.0	81.3
Total non-current assets	3,982.7	3,479.0
Current assets
Inventories	345.4	357.7
Trade and other receivables	1,639.8	2,155.7
Contract assets	12.1	4.9
Other financial assets	6,689.9	4,885.3
Other non-financial assets	337.0	280.9
Income tax assets	273.3	179.1
Cash and cash equivalents	8,976.6	11,663.7
Total current assets	18,274.1	19,527.3
Total assets	22,256.8	23,006.3

Equity and liabilities
Equity
Share capital	248.6	248.6
Capital reserve	1,228.9	1,229.4
Treasury shares	(10.8)	(10.8)
Retained earnings	19,448.2	19,763.3
Other reserves	(946.7)	(984.6)
Total equity	19,968.2	20,245.9
Non-current liabilities
Lease liabilities, loans and borrowings	205.0	191.0
Other financial liabilities	40.6	38.8
Provisions	8.8	8.8
Contract liabilities	379.2	398.5
Other non-financial liabilities	9.6	13.1
Deferred tax liabilities	39.4	39.7
Total non-current liabilities	682.6	689.9
Current liabilities
Lease liabilities, loans and borrowings	31.3	28.1
Trade payables and other payables	298.8	354.0
Other financial liabilities	152.4	415.2
Income tax liabilities	353.2	525.5
Provisions	247.0	269.3
Contract liabilities	361.3	353.3
Other non-financial liabilities	162.0	125.1
Total current liabilities	1,606.0	2,070.5
Total liabilities	2,288.6	2,760.4
Total equity and liabilities	22,256.8	23,006.3

Interim Consolidated Statements of Cash Flows

	Three months ended March 31,
	2024	2023
(in millions €)	(unaudited)	(unaudited)
Operating activities
Profit / (Loss) for the period	(315.1)	502.2
Income taxes	(16.7)	205.5
Profit / (Loss) before tax	(331.8)	707.7
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	38.3	31.4
Share-based payment expenses	16.3	8.6
Net foreign exchange differences	(28.7)	53.1
Loss on disposal of property, plant and equipment	—	0.2
Finance income excluding foreign exchange differences	(174.9)	(82.3)
Finance expense excluding foreign exchange differences	4.7	1.2
Government grants	(9.1)	(3.0)
Net gain on derivative instruments at fair value through profit or loss	1.7	76.2
Working capital adjustments:
Decrease in trade and other receivables, contract assets and other assets	498.2	893.8
Decrease in inventories	12.3	15.5
Decrease in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	(288.0)	(861.6)
Interest received and realized gains from cash and cash equivalents	199.4	53.6
Interest paid and realized losses from cash and cash equivalents	(3.7)	(1.2)
Income tax paid	(258.8)	(844.9)
Share-based payments	(2.4)	(725.7)
Government grants received	9.2	—
Net cash flows used in operating activities	(317.3)	(677.4)

Investing activities
Purchase of property, plant and equipment	(58.5)	(45.2)
Purchase of intangible assets and right-of-use assets	(78.4)	(9.6)
Investment in other financial assets	(4,895.1)	(680.6)
Proceeds from maturity of other financial assets	2,727.6	—
Net cash flows used in investing activities	(2,304.4)	(735.4)

Financing activities
Payments related to lease liabilities	(7.8)	(9.3)
Share repurchase program	—	(282.0)
Net cash flows used in financing activities	(7.8)	(291.3)

Net decrease in cash and cash equivalents	(2,629.5)	(1,704.1)
Change in cash and cash equivalents resulting from exchange rate differences	6.8	(27.1)
Change in cash and cash equivalents resulting from other valuation effects	(64.4)	—
Cash and cash equivalents at the beginning of the period	11,663.7	13,875.1
Cash and cash equivalents as of March 31	8,976.6	12,143.9